

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2017

Terry Jimenez
Chief Financial Officer
Tronc, Inc.
435 North Michigan Avenue
Chicago, IL 60611

      Re: **Tronc, Inc.**
              Form 8-K
              Filed November 1, 2016
              File No. 001-36230

Dear Mr. Jimenez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Lyn Shenk

              Lyn Shenk
              Branch Chief
              Office of Transportation and Leisure